Media Release

Roche

Basel, 2 November 2005

Xeloda now shown to extend survival for patients with pancreatic cancer

First Xeloda data to show survival benefit in this deadly cancer

The interim analysis of one of the largest phase III studies investigating the 1st line treatment of advanced pancreatic cancer shows that adding Xeloda (capecitabine) to standard chemotherapy (gemcitabine) significantly extends patient survival. The study showed that after a year, 1 patient out of 4 was still alive when treated with Xeloda plus standard chemotherapy compared to 1 in 5 taking standard chemotherapy alone. These remarkable findings were unveiled for the first time at the European Cancer Conference (ECCO) in Paris today.

"This encouraging Xeloda data provides further survival benefit and quality of life for patients with this deadly disease and very limited treatment options. The latest results come on top of the recent positive recommendation by the FDA for Tarceva in pancreatic cancer. In addition, Roche has initiated studies with Avastin in this disease", commented William M. Burns, CEO Roche Pharma. "We have also filed Tarceva in pancreatic cancer in the European Union and other countries world-wide."

Pancreatic cancer is one of the most aggressive forms of cancer and is the fifth leading cause of all cancer deaths in the developed world. Approximately 78,000 new cases of pancreatic cancer are diagnosed per year in Europe and 30,000 new cases in the US[1]. Very few treatment options exist.

"These data are very exciting and give new hope for pancreatic cancer sufferers who in general have a very short life expectancy," said Professor John Neoptolemos, Surgical Oncologist, Division of Surgery and Oncology, at the Royal Liverpool University Hospital. "Since the study began in May 2002, I have more patients who are still alive on the Xeloda combination after 12 months and longer - I have never seen so many patients achieve this before," he added.

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Lead investigator, Professor David Cunningham said, "This is the first time that adding another cytotoxic drug to gemcitabine has improved the outcome for patients with inoperable pancreatic cancer and the trial results are therefore an important milestone. The combination of gemcitabine and capecitabine should now be considered one of the standard options for patients with advanced pancreatic cancer."

About the study

This randomised study, funded and designed by Cancer Research UK, compared the survival of gemcitabine with gemcitabine plus Xeloda and involved 533 previously untreated patients with locally advanced or metastatic pancreatic cancer. Patients receiving the combination therapy lived significantly longer than those with standard therapy alone (median survival 7.4 vs. 6 months, HR= 0.80) with acceptable levels of toxicity. A higher percentage of patients were alive at 12 months in the group treated with Xeloda plus gemcitabine, compared to those treated with chemotherapy alone (26% vs. 19%).

About Xeloda

Xeloda is licensed in more than 90 countries worldwide including the EU, USA, Japan, Australia and Canada. Roche received marketing authorisation for Xeloda as a first-line monotherapy (by itself) in the treatment of metastatic colorectal cancer (colorectal cancer that has spread to other parts of the body) in most countries (including the EU and USA) in 2001. Xeloda has been approved by the European Medicines Agency (EMEA) and U.S. Food and Drug Administration (FDA) for adjuvant (post surgery) treatment of colon cancer in March and June 2005, respectively. Xeloda is licensed in combination with Taxotere (docetaxel) in women with metastatic breast cancer (breast cancer that has spread to other parts of the body) and whose disease has progressed following intravenous (i.v.) chemotherapy with anthracyclines. Xeloda monotherapy is also indicated for treatment of patients with metastatic breast cancer that is resistant to other chemotherapy drugs such as paclitaxel and anthracyclines. Xeloda is licensed for the first-line treatment of stomach cancer that has spread, in South Korea.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division

totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

1. References: Ferlay j et al. GLOBOCAN 2002: Cancer Incidence, Mortality and Prevelance Worldwide. IARC CancerBase No5, version 2.0, Lyon; IARC Press 2004

Further Information:

- Xeloda Fact Sheet: www.roche.com/pages/downloads/company/pdf/mbg010405x.pdf
- Roche in Oncology: www.roche.com/pages/downloads/company/pdf/mboncology05e_b.pdf

Roche Group Media Office:

Phone: +41-61-688 8888 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of Science Communications)
- Martina Rupp

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Media Release

Roche

Basel, 3 November 2005

Tarceva receives approval for pancreatic cancer in the United States

Tarceva (erlotinib), the only EGFR-inhibitor to have shown a survival benefit in lung cancer, will now benefit patients with advanced pancreatic cancer following FDA approval in the United States. Pancreatic cancer is one of the most aggressive forms of the disease and kills more people within the first year than any other cancer. Tarceva is the first new treatment in a decade that has shown a significant improvement in overall survival (23%) when added to chemotherapy.[1]

Earlier in October, Roche submitted a Marketing Authorisation Application to the European health authorities for Tarceva to be used in combination with gemcitabine chemotherapy for the first-line treatment of patients with advanced pancreatic cancer.

"Pancreatic cancer is a devastating disease, and with Tarceva patients will receive a treatment which offers survival benefits", said William M. Burns, CEO Division Roche Pharma. "We are pleased by the decision from the FDA and are committed to work with health authorities to make Tarceva available to patients elsewhere."

Pancreatic cancer is the fifth leading cause of cancer deaths in the developed world[2] and is the tenth most frequently occurring cancer in Europe[3] with a death rate of approximately 78,000 people per year.[4] Pancreatic cancer is difficult to treat, as it is often resistant to chemotherapy and radiotherapy, and tends to spread quickly to other parts of the body, leading to its high mortality and short life expectancy.

"Improvements in therapy in advanced pancreatic cancer have been very difficult to come by. As a molecularly targeted agent, erlotinib has been shown to add a survival benefit when combined with gemcitabine for patients facing pancreatic cancer," said Dr. Malcolm Moore, study chair and medical oncologist at Princess Margaret Hospital in Toronto, Canada, and Chair of the

Gastrointestinal Disease Site, NCIC Clinical Trials Group. "Erlotinib represents a notable step forward for patients and healthcare providers in a disease with a very poor prognosis."

Phase III Studies Show Clear Advantages for Tarceva

Both the FDA approval and EU filing for Tarceva in pancreatic cancer are based upon the results of the pivotal Phase III randomised study (PA3)[1] of 569 patients conducted by the National Cancer Institute of Canada Clinical Trials Group based at Queen's University. The double blind study evaluated Tarceva's efficacy in patients with locally advanced or metastatic pancreatic cancer.

The results of PA3[1] demonstrated the following:

- Treatment with Tarceva plus gemcitabine in patients with advanced pancreatic cancer resulted in significantly longer survival compared to gemcitabine alone (23%)
- 24% of patients receiving Tarceva plus gemcitabine were alive after one year, compared to 19% on gemcitabine alone
- Patients receiving Tarceva plus gemcitabine experienced significantly longer progression-free survival
- Tarceva plus gemcitabine was well tolerated by patients with no increase in hematological toxicity; Rash and diarrhoea were the principal Tarceva-related side effects seen in the study and were generally characterised as mild-to-moderate
- Tarceva plus gemcitabine reported a safety profile generally consistent with that seen in other studies both monotherapy and combination settings

The FDA has approved Tarceva plus gemcitabine chemotherapy for the treatment of locally advanced, inoperable or metastatic pancreatic cancer.

About Tarceva

Tarceva is a small molecule that targets the human epidermal growth factor receptor (HER1) pathway. HER1, also known as EGFR, is a key component of this signalling pathway, which plays a role in the formation and growth of numerous cancers. Tarceva blocks tumour cell growth by inhibiting the tyrosine kinase activity of the HER1 signalling pathway inside the cell.

Tarceva is also approved in the US and across the European Union for patients with locally advanced or metastatic non-small cell lung cancer (NSCLC) after failure of at least one prior chemotherapy regimen.

Tarceva is currently being evaluated in an extensive clinical development programme by a global alliance among OSI Pharmaceuticals, Genentech, and Roche, focussing on earlier stages of NSCLC. Additionally, Tarceva is being studied in combination with Avastin in NSCLC. Trials are also being conducted with Tarceva in other solid tumours, such as ovarian, bronchioloalveolar (BAC), colorectal, pancreatic, head and neck and glioma (brain). Chugai is pursuing its development and regulatory approval for the Japanese market.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Further information

- Genentech: www.gene.com
- OSI Pharmaceuticals: www.osip.com
- Cancer: www.health-kiosk.ch
- Roche in Oncology: www.roche.com/pages/downloads/company/pdf/mboncology05e_b.pdf

Roche Group Media Office

Telephone: +41 61 688 8888 / Email: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp

References:

1. Moore MJ, Goldstein D, Hamm J, *et al.* Erlotinib plus gemcitabine compared to gemcitabine alone in patients with advanced pancreatic cancer. A phase III trial of the National Cancer Institute of Canada Clinical Trials Group [NCIC-CTG]. (Abstract #1, ASCO 2005. http://bmj.bmjjournals.com/cgi/content/full/322/7296/1240. Accessed August 2005.
2. http://www.pancreasfoundation.org/learn/pancreaticcancer.shtml Accessed October 2005
3. http://www.stationcology.net Accessed October 2005
4. Ferlay J *et al.* GLOBOCAN 2002: Cancer Incidence, Mortality and Prevalence Worldwide. IARC Cancer Base. No. 5, Version 2.0, Lyon; IARC Press 2004.